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United Asset Management Corporation                                   [UAM LOGO]
One International Place
Boston, Massachusetts 02110

July 17, 2000

Dear Stockholder:

    I am pleased to inform you that United Asset Management Corporation has entered into a merger agreement with Old Mutual plc, pursuant to which a wholly owned subsidiary of Old Mutual has commenced a tender offer to purchase all of the outstanding shares of UAM's common stock for $25.00 per share in cash. The price to be paid in the offer and the merger is subject to downward adjustment in the event that UAM's revenues from assets under management, excluding the effects of market movements, decline below a specified level prior to the consummation of the offer. The tender offer is conditioned upon, among other things, a minimum of a majority of UAM shares on a fully diluted basis being tendered and not withdrawn and the receipt of required regulatory approvals. The tender offer will be followed by a merger, in which each share of UAM common stock not purchased in the tender offer will be converted into the right to receive the same amount in cash as is paid in the tender offer.

    YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, ADVISABLE AND IN THE BEST INTERESTS OF UAM AND ITS STOCKHOLDERS, HAS APPROVED THE OFFER AND THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND UNANIMOUSLY RECOMMENDS THAT UAM'S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES OF UAM COMMON STOCK PURSUANT TO THE OFFER.

    In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9, including the written opinion of the Company's financial advisor, Goldman, Sachs & Co., that, as of the date of the opinion, the consideration to be received by the holders of UAM common stock pursuant to the merger agreement with Old Mutual is fair from a financial point of view to UAM's stockholders. A copy of Goldman Sachs's written opinion, which sets forth the assumptions made, procedures followed and matters considered by Goldman Sachs in rendering its opinion, can be found in Annex A to the Schedule 14D-9. You should read the opinion carefully and in its entirety.

    Enclosed are the Old Mutual Offer to Purchase, dated July 17, 2000, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to consider this information carefully.

                                          /s/ JAMES F. ORR, III
                                          James F. Orr, III
                                          President and Chief Executive Officer